                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           NOVEN PHARMACEUTICALS, INC.
                           ---------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   670009-10-9
                                   -----------
                                 (Cusip Number)

  JEFFREY F. EISENBERG, 11960 S.W. 144TH STREET, MIAMI, FL 33186 (305) 253-5099
  -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 25, 2000
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

CUSIP NO. 670009-10-9                  13D                              PAGE 2
---------------------                                                   ------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          STEVEN SABLOTSKY
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
          ---------------------------------------------------------------------

  NUMBER OF            (7)     SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  1,117,106
  OWNED BY             --------------------------------------------------------
    EACH               (8)     SHARED VOTING POWER
  REPORTING
 PERSON WITH                   0
                       --------------------------------------------------------
                       (9)     SOLE DISPOSITIVE POWER

                               1,117,106
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,117,106
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 670009-10-9                  13D                              PAGE 3
---------------------                                                   ------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NEVON VENTURES LIMITED PARTNERSHIP
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          NEVADA
          ---------------------------------------------------------------------

  NUMBER OF            (7)     SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
  OWNED BY             --------------------------------------------------------
    EACH               (8)     SHARED VOTING POWER
  REPORTING
 PERSON WITH                   694,100
                       --------------------------------------------------------
                       (9)     SOLE DISPOSITIVE POWER

                               0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                               694,100
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          694,100
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.2%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 670009-10-9                  13D                              PAGE 4
---------------------                                                   ------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NEVON, INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          NEVADA
          ---------------------------------------------------------------------

  NUMBER OF            (7)     SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0
  OWNED BY             --------------------------------------------------------
    EACH               (8)     SHARED VOTING POWER
  REPORTING
 PERSON WITH                   694,100
                       --------------------------------------------------------
                       (9)     SOLE DISPOSITIVE POWER

                               0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                               694,100
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          694,100
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.2%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 1 TO SCHEDULE 13D

Item 1.  SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D is filed jointly by Steven Sablotsky, Nevon Ventures Limited Partnership (the "Partnership") and Nevon, Inc. (collectively, the "Reporting Persons"), with respect to the Common Stock, $.0001 par value (the "Common Stock"), of Noven Pharmaceuticals, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 11960 S.W. 144th Street, Miami, Florida, 33186.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated in its entirety as follows:

         As of the date of this Amendment No. 1 to Schedule 13D, the Reporting Persons beneficially owned the following amounts of Shares:


                          Amount of Shares              Percentage of
          Name           Beneficially Owned                Class(1)
          ----           ------------------                --------

Steven Sablotsky(2)           1,117,106                      5.1%

Nevon Ventures                  694,100                      3.2%
Limited Partnership

Nevon, Inc.                     694,100                      3.2%

----------------

(1) Based on 22,027,668 Shares of Common Stock issued and outstanding as reported on the Issuer's Form 10-Q for the quarterly period ended June 30, 2000 filed on August 11, 2000.
(2) Includes 694,100 Shares held by the Partnership, a limited partnership of which Mr. Sablotsky is the sole limited partner. The Partnership is controlled by its sole general partner, Nevon, Inc. Mr. Sablotsky is the sole shareholder, director and officer of Nevon, Inc. Also includes 334,998 Shares owned directly by Mr. Sablotsky and options to purchase 88,008 Shares owned directly by Mr. Sablotsky and exercisable within 60 days of this report on Schedule 13D.

         The Partnership shares the power to vote or dispose of the Shares beneficially owned by it with Nevon, Inc. and Mr. Sablotsky. Nevon, Inc., in its capacity as the general partner of the Partnership, has the power to vote or direct the vote of these Shares or to dispose or direct the disposition of the Shares for the Partnership. Nevon, Inc. will be deemed the beneficial owner of the Shares owned by the Partnership by virtue of this relationship to the Partnership. Mr. Sablotsky, in his capacity as the sole shareholder, a director and an officer of Nevon, Inc., the general partner of the Partnership, will be deemed the beneficial owner of all Shares owned by the Partnership by virtue of his power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares owned by the Partnership.

         Except as set forth in Exhibit 2, there have been no transactions by the Reporting Persons in the Common Stock effected during the past 60 days.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1        Joint Filing Agreement.
         2.       Description of Transactions in the Issuer's Shares by Steven
                  Sablotsky.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: September 21, 2000               /s/ Steven Sablotsky
                                       -----------------------------------
                                       Steven Sablotsky

                                       NEVON VENTURES LIMITED PARTNERSHIP,
                                       a Nevada limited partnership

                                       By: NEVON, INC., a Nevada corporation and
                                           its General Partner

Date: September 21, 2000               By: /s/ Steven Sablotsky
                                           -----------------------------------
                                             Steven Sablotsky, President

                                       NEVON, INC., a Nevada corporation

Date: September 21, 2000               By: /s/ Steven Sablotsky
                                           -----------------------------------
                                             Steven Sablotsky, President

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

       The undersigned hereby agree that this Amendment to the Schedule 13D filed by us with respect to the Common Stock of Noven Pharmaceuticals, Inc. is filed on behalf of each of us.

Date: September 21, 2000               /s/ Steven Sablotsky
                                       -----------------------------------
                                       Steven Sablotsky

                                       NEVON VENTURES LIMITED PARTNERSHIP,
                                       a Nevada limited partnership

                                       By: NEVON, INC., a Nevada corporation and
                                           its General Partner

Date: September 21, 2000               By: /s/ Steven Sablotsky
                                           -----------------------------------
                                             Steven Sablotsky, President

                                       NEVON, INC., a Nevada corporation

Date: September 21, 2000               By: /s/ Steven Sablotsky
                                           -----------------------------------
                                             Steven Sablotsky, President

                                    EXHIBIT 2

                           DESCRIPTION OF TRANSACTIONS

         Set forth below is a summary of transactions of beneficial ownership in the Shares of the Issuer by the Reporting Persons, effected during the sixty days proceeding the date of this Amendment No. 1. These transactions consist of open market sales and a gift.

STOCK DISPOSAL DATE/ DATE OF        NUMBER OF SHARES
            GIFT                       SOLD/GIFTED               PRICE PER SHARE            TYPE OF TRANSACTION
-----------------------------       -----------------            ---------------            -------------------
          7/25/00                           2,000                      N/A                          Gift

          8/14/00                          55,000                   $ 33.845                  Open Market Sale

          8/15/00                          45,500                   $ 33.693                  Open Market Sale

          8/16/00                         117,000                   $ 33.791                  Open Market Sale

          8/17/00                          67,000                   $ 32.536                  Open Market Sale

          8/18/00                         181,000                   $ 32.817                  Open Market Sale

          8/21/00                         131,000                   $ 32.322                  Open Market Sale

          8/22/00                         129,000                   $ 31.950                  Open Market Sale

          8/23/00                         114,500                   $ 31.661                  Open Market Sale

          8/24/00                         110,000                   $ 31.009                  Open Market Sale

          8/25/00                          62,500                   $ 29.891                  Open Market Sale

          8/28/00                          47,500                   $ 29.794                  Open Market Sale
